UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549



SECOND AMENDMENT TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
 SECURITIES  OF  SMALL  BUSINESS  ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934



DIABETEX  INTERNATIONAL  CORP.
				(Name of Small Business Issuer in its charter)


NEVADA					                      87- 0458228
(State or other jurisdiction of     	(IRS Employer Identification No.)
incorporation or organization)


7321 ROSEVILLE ROAD, SACRAMENTO, CA                           95842
(Address of Principal Office)			               (Zip Code)

Issuer's telephone number (916)  331-  3300

Securities to be registered pursuant to Section 12(b) of the Act

	Title of each class			Name of each exchange on which registered

DBTX Common Shares				NASDAQ OTC BB



Securities to be registered pursuant to Section 12(g) of the Act












Item 1.  Description of Business:

HISTORY OF THE COMPANIES

Sheridan Industries Inc. ("Sheridan") was incorporated in the State of Utah on September 14, 1983. On December 14, 1998, in order to alter Sheridan's focus to diabetes-related products and services, it moved the business and domicile to the State of Nevada. Once in the State of Nevada, Sheridan's operations and technical product development activities commenced taking place. In order to properly transact such move, a new corporate entity was formed and identically named "Sheridan".  Accordingly, Sheridan was
reincorporated in the State of Nevada and thus became a Utah corporation.   On
December 1, 1998, Sheridan, the Utah corporation was merged with and into a Nevada corporation; with the Nevada corporation being the surviving entity. Thus, through this merger, the domicile of the new corporation, Sheridan, was changed to the State of Nevada. On December 22, 1998, Sheridan changed its name to Diabetex International Corp. (the "Company"). The Company changed its name due to its new focus and acquisition of licenses and related products related to monitoring the disease, diabetes.

After the merger to change the domicile to the State of Nevada, on June 31, 1999, the Company acquired all of the shares of Advanced Metabolic Technologies, a Nevada corporation ("AmTech"). Primarily, AmTech was formed to transfer into this entity, all of diabetes-related assets of Advanced Metabolic Systems, a Delaware corporation ("AmSys).

In order to accomplish such a transfer of diabetes-related technologies and assets, AmSys, the Delaware corporation formed an entity known as Advanced Metabolic Technologies of Nevada, and transferred all of its diabetes related assets into that new company and transferred these diabetes technologies and assets to the Company with the Company acquiring all of the stock of AMTech. Accordingly, by the acquisition of the diabetes assets of AMSys, in the form of "AMTech" as a subsidiary, the Company combined two complimentary technologies, one diabetes monitoring technology, and one newly released proven diabetes treatment technology.

In order for the diabetes related assets and technologies of Advance Metabolic Systems, Inc. (of Delaware), to be combined with Diabetex's business, "AMSys" created "AMTech" as its wholly owned subsidiary, put its diabetes related assets into that subsidiary, and by the acquisition of AMTech in exchange for certain shares of Diabetex, the Company acquired the diabetes related treatment, business, licenses, special infusion devices and
know-how of AMSys for stock.   AMTech, then became and remains a wholly-owned
subsidiary of the Company. In the trade of the Company's shares for AMTech, no "tax free" exchange status was sought.

Not included in the transfer from AMSys to the Company were the "Physician Practice consulting business" of AMSys which remains in AMSys, along with certain other minor physical assets.

AMSys continues to exist and operate in Connecticut, and continues with all of its employees employed prior to the acquisition by AMSys of Diabetex stock. AMSys continues to provide consulting services for practices and has not transferred any employees to the Company. None of the liabilities of AMSys were assumed by the Company in the acquisition of AMTech, and no
creditor of AMSys was adversely affected thereby.   In effect, AMSys severed
and sold its diabetes related division for stock, and thereby combined its newly proven technologies with the technologies of the Company.

In order to operate this new subsidiary and clinical treatment business, the Company re-located to Sacramento, California, and hired personnel including Dr. Aoki, John Fitzgerald, Ed Iaconis and Michael Arcangeli to help open, train, follow-up and ship to the customers of the Company. It has further acquired consultants for its equipment manufacturing, and has acquired new consulting services for its next generations of meter products. the Company also intends to open an office on the East Coast, preferably in New York, NY.

None of the operations or personnel are common to AMSys. Following the acquisition, there is no overlapping of businesses by and between AMSys and the Company. The Company continues to use the business practice billing services of AMSys, which continues to independently operate in Connecticut.

On the same date that Diabetex acquired AMTech, it also acquired a license to make insulin fluid infusion devices for delivery of the Company's treatment with technology awaiting patent. This new pumping system has been named the "Fluid Micrometer" with "Real-Time Reading" systems. This license for all insulin uses was acquired by the Company from Hamilton-May Corporation, which is a Nevada corporation with prototype devices and the ability to modify the currently used treatment device style pump with its fluid micrometer pumping technology. This pumping system is intended to be used to deliver the diabetes treatment, as well as provide Continuous
Subcutaneous Insulin Infusion ("CSII") pumps for diabetic persons and meter certain blood levels to affect that reading.

THE PRODUCTS AND SERVICES

The business of the Company can be generally described as the combined businesses of providing equipment for monitoring diabetes and other physical properties; the providing of equipment for the treatment of diseases of improper metabolism (including diabetes, the first major market); and the final development and modification of its pumping equipment to deliver the Company's treatment, as well as, expanding into the diabetes market.

Thus, the Company has three independent but related lines of products and services; a.) Non-invasive biological monitoring devices for human use; b.) The supplying for and training of personnel for the delivery of Metabolic Activation treatments; and c.) High accuracy infusion and monitoring devices for the automatic delivery of the Metabolic Activation treatments, as well as non-activation insulin or CSII.

A brief summary of the Company's three independent but related lines of products and services are:

a.) An exclusive worldwide license to exploit, manufacture and market patented devices to non-invasively determine blood glucose, glycosolated hemoglobin A1C (average blood glucose level measurement), and other blood levels to help treat diabetes and other disease states. Device prototypes are in development, have been in clinical testing for refinement, but have not yet been submitted for the required approval by the United States Food
and Drug Administration ("FDA").   The Company will develop
these devices to final-production-product form, build production model units, submit them for clinical trials and testing in conjunction with a FDA application and use existing original equipment manufacturers to build the equipment to final production designs and specifications of the Company.
The Company intends to use outside distribution channels for sales and to develop its own marketing staff.

b.) An exclusive license to exploit and market a patented metabolism treatment called Metabolic Activation (also known as Hepatic Activation or Chronic Intermittent Intensive Insulin Therapy, ("CIIIT") in current medical publications). This treatment is delivered by a special intravenous infusion device (pump) with the treatment programmed into the device. The device (Bionica Microdose) with the Company's treatment embedded in the device has been FDA approved and in use since 1988. The treatment has been in development including clinical use on human subjects, and clinical trials for over ten years by Advanced Metabolic Systems, Inc. ("AMSys"), with constant follow-up of patients to demonstrate the ability of the treatment to prevent, stop and in some cases, reverse the common complications of diabetes.

Pending FDA approval of a new intravenous infusion device from Hamilton-May Corporation, the Company expects to use its existing FDA approved Bionica Ltd. Pumps. As a potential third source of infusion devices (pumps), other infusion device manufacturers would be able to modify their existing pumps to provide infusion devices for the treatment.

In connection with the acquisition of AMTech, the Company acquired all of the Clinic Operations manuals, Training Manuals, and the services of all former training personnel used to train, oversee and start clinics. No interruption of existing clinical programs has taken place. The Company currently has and provides all services and training required to open treatment sites in any hospital, clinic or reasonably equipped physician's office, providing guidance, following, training and support to physicians.

c.) An exclusive worldwide license to finish development, exploit, manufacture and sell an ultra accurate pumping system which will replace the Bionica pump (the current FDA approved device), and provide for automatic delivery of the treatment and any insulin or insulin products. The Company has acquired the prototype mechanical pumping system, which is suitable to be fitted to an infusion pumping device such as the existing Bonica pump. The Company expects to modify the Bionica FDA approval to allow the new ultra accurate pumping mechanism to be used, and continue with the existing treatment programming which resides in the current Bionica pump, which has had no reportable failures or incidents in over nine (9) years of clinical operational history.

Prior to its acquisition, AMTech was the holder of all patent rights to Metabolic Activation by license from the inventor, and the owner of the FDA approved pumps used for Metabolic Activation treatments. There were no liabilities assumed by the Company in the transfer. The purpose for using a subsidiary was to allow for an easy and efficient way to handle the ownership of shares in the Company. No tax deferment was sought, and the exchange of shares was not treated as a tax free exchange.

Prior to the acquisition of the ultra accurate pump license from Hamilton-May Corporation, there were no dealings or common operations with Hamilton-May Corporation.

For the past 13 years, the Aoki Diabetes Research Institute
("Research Institute") has provided clinical verification and research services to AMSys. The Research Institute is a non-profit 501 C 3 affiliate of the University of California, Davis. The Company is the exclusive licensee of all related technologies, except for a license to use the metabolic treatment technology in Asia.

THE MARKET

In general, diabetes is a huge worldwide medical problem and growing in percentages. The Company's treatment and equipment helps to provide for better care, and peer reviewed data in multiple sites show the treatment is able to halt, retard, and reverse the common complications of diabetes. Because the treatment addresses the "core" problem of diabetes (the inability of diabetics to properly metabolize carbohydrates which cause high lipid metabolism); the treatment results are uncommonly uniform. The treatments benefit all of the secondary complications of diabetes, including kidney, cardiovascular, ocular, neurological and major blood swing conditions.

The indicated complications for the treatment are set forth in the following chart. These complications are the basic problems, which arise from diabetes.


             Indications for the Company's Metabolic Activation (CIIIT)
             also known as Hepatic Activation
---------------------------------------------------------------------------
Severe Kidney
Disease       Patients without kidney disease    Patients on Metabolic
              have Creatinine Clearance ("CCL")  Activation caught in time
              of about 100 to 80.                can expect not to lose any
              Patients who have progressed to    of their CCL levels, as
              a CCL of 60 are ill, and should    studies have shown of 31
              expect to continue to lose 10 CCL  patients with CCL of 46,
              per year on average, with kidney   after 37 months, they
              failure and dialysis at about 20   remained at 46, and many
              CCL.                               should have been on or near
                                                 renal dialysis. No patient
                                                 has yet gone on to require
                                                 dialysis
------------ --------------------------------   ----------------------------
Brittle
Diabetes     Patients who do not metabolize      Patients on Metabolic
             carbohydrates and lipids correctly, Activation will not have the expect to have wide swings in their wide swings and excursions
             blood glucose.                      as their bodies both store
                                                 and release glycogen
                                                 (glucose).  This is seen by
                                                 the uptake of glucose from
                                                 their blood.
 --------  -----------------------------------  ----------------------------
Hypoglycemia
Awareness    Patients who have had diabetes      Patients on Metabolic
             for years lose their ability to     Activiation regain their
             sense the onset of low blood sugar, ability to sense low blood
             and often "pass out"                sugar and decrease their
                                                 episodes of hypoglycemia by
                                                 98%
----------- ---------------------------------- -----------------------------
Diabetic
Retinopathy Patients often suffer from          Patients on Metabolic
            diabetic eye disease and            Activation experience a
            require laser treatments.           remarkable stabilization of
            Diabetes is a major cause of        eye disease, and most will
            blindness.                          require laser treatments
                                                after being on the treatment
                                                for one year or longer
---------- -------------------------------   -----------------------------
Hypertension Hypertension (high blood           Patients on Metabolic
             pressure) is a major problem       Activation experience a
             for many diabetic patients.        reduction in high blood
             Their blood pressure stays         pressure, and amazingly,
             elevated even while asleep, and    they also eliminate
             is unhealthy.                      orthostatic hypotension (low
                                                blood pressure), also
                                                regaining a healthy change
                                                (drop) at sleep.
----------- -------------------------------- -------------------------------
Wound
Healing  Because of poor circulation, and       Patients on Metabolic
         the lack of proper metabolism at the   Activiation can expect to
         cellular level, diabetic patients      heal more quickly than ever
         often do not heal well or at all.      before, and avoid amputations
                                                due to wonds and sores.
------- ----------------------------------    ------------------------------
Heart
Metabolism Many heart failures are really due   Patients on Metabolic
           to diabetes, and the failure of the  Activation can expect to have
           heart to be properly "fed" due to    their heart muscle fed and
           improper metabolism,low heart oxygen recover a more normal life,as
           levels, and non-carbohydrate         their heart no longer is
           metabolism.                          starved of certain
                                                requirements for both fuel
                                                and healing.  Their hearts
                                                also require less oxygen for
                                                use.
---------- ---------------------------------   ------------------------------
Nerve
Damage   Diabetic neuropathy is common, and     Patients on Metabolic
         causes pain even while at rest. The    Activation enjoy, for the
         problem is severe, and pain is great.  first time, the elimination of neuropathy, and even some
                                                recovery of feeling.
-------- ------------------------------------  ----------------------------
Basic
Quality
of Life  Diabetic patients have slowly sunk     Patients on Metabolic
         into a state of depression and lost    Activation immediately
         energy.   They feel badly, and never   realize that they had slowly
         achieve true well being due to their   become chronically ill, and
         improper metabolism and the problems   regain their former energy
         of not being able to perform.          levels, feel better, have
                                                hope for their lives, and
                                                know that they have finally
                                                found a treatment which
                                                addresses the core of their
                                                disease.
------- ------------------------------------  -------------------------------

Conclusion: There is no known aspect of diabetes which healthy carbohydrate and lipid metabolism (metabolic activation) does not greatly help. This treatment addresses the "core" problem of the disease. Furthermore, there have been no reported failures or adverse reaction to the treatment.

Throughout long term clinical trials, the Company's treatment is the first ever to provide medical substantiation at leading universities of the ability to halt or reverse the complications of diabetes.

Metabolic Activation has been in ongoing treatment and extended clinical trials for the ten (10) years necessary to demonstrate its unique ability to provide more normal metabolism. (The DCCT studies were also ten year studies.) As a result of recent publications of the results of some of these studies, and the data acquired from various sites using the treatment, the business of the Company is to now commercially launch its treatment by opening many additional clinics through the Company's wholly owned subsidiary, AMTech.

In addition to diabetes, the Company expects to begin clinical trials on using the equipment and treatment for other disease phases such as non-diabetic cardiovascular disease and obesity. A current heart disease trial is planned to begin in March of 2000, using renowned physicians at a leading heart institute.

The Company currently provides all necessary equippment, training and patient follow-up services to open clinics at reasonable locations. A physician may open an activation clinic in almost any office clinical setting. A fee to cover the out of pocket costs is charged for training and assisting the commencement of the operation of a clinic. There are currently two (2)people with AMTech who have been opening and training clinic sites for AMSys.
There are no further personnel necessary to deliver the treatment

The Company is currently paid $125 per treatment day - per patient, for the review and patient follow-up services, as well as the rental of the pumping system containing the treatment program. The pumping system is very compact
and is about the size of a video VCR tape.   The ultra accurate next generation
pump is expected to be even smaller, and is expected to be incorporated into the Company's licensed sites in two (2)years.

Treatments are given once every week, to two (2) weeks, depending upon the physical condition of the patient, and the degree of existing complications
when treatment is commenced.   A clinical technician or registered nurse
provides the treatment. A usual setting for an office or hospital treatment center is a ten chair model, which can treat 70 to 140 patients a week.

When the patient is on Activation therapy, they discontinue their insulin for that treatment day. On other non-treatment days, the patient continues with their conventional treatment of self-administration of insulin or oral agents. The treatment is consistent with all current forms of other treatments needed by diabetics and does not adversely impact other therapies.

When the patient has become fully stabilized (usually after four to eight months of treatment in the clinic), patients will be able to learn to treat themselves at home using the same pump as is used in the clinic.
The rental of the pumping system, and patient follow-up treatment services are expected not to change when patients treat themselves at home. Patients should not treat themselves alone, but any other responsible person can provide monitoring. It should be noted that AMSys conducted and completed a two (2) year home protocol and the results show that there is no difference between being treated in a clinic and being treated at home.

REIMBURSEMENT FOR TREATMENTS

Reimbursement codes already exist for the various types of functions which the Activation treatment requires, such as starting an IV, taking blood glucose, measuring metabolism and infusing insulin with a pump. Reimbursement for treatment is thus being obtained for patients in many different ways.

Recent Social Security Administration rulings have provided, (on a case by case basis as that is the only way they rule), that the treatment is effective, not experimental, and not investigational, making the treatment eligible for reimbursement under Medicare. Private insurance companies are also beginning to cover the costs of the treatment. As with Medicare payment by state agencies and insurance companies, is always on a case-by-case basis. Treatments for diabetes have the additional requirement that they continue for long periods to prove their efficacy as the disease is a long term disease. As such, it has taken over ten (10) years to answer many of the questions as to efficacy. As the treatment becomes more universally used and accepted, and additional medical reports and papers are written, reimbursement will become standard. The Company expects to expand the requests for reimbursement and obtain wide spread reimbursement with fewer requests for hearings.

Because the costs of treatment for the secondary complications of diabetes are very expensive, the cost benefits for the treatment are very advantageous to health providers, particularly in a program where home treatment takes place.

The ability in the near future to finish the development of the Hamilton-May fluid micrometer with its one moving part and inexpensive sets, coupled with a system to automatically deliver treatment, will make delivery and reimbursement very affordable.

Thomas T. Aoki, M.D., invented the treatment approach.   Dr. Aoki is one of
the world's leading diabetes research physicians and is the Company's Medical Director, former Chief of Endocrinology at the University of California, Davis. He was also formerly Head of the Metabolism Research at Joslin Diabetes Center in Boston, Massachusetts and a professor at Harvard Medical School.

The first application of the metabolic enhancement technology is diabetes. However, AMSys is not only a diabetes treatment company, it is a metabolism treatment company. The need for treatments for diabetes is one of the greatest single markets in medicine, but the treatment of metabolism, has even wider basic potential application.

THE DISEASE OF DIABETES

Insulin keeps diabetic people alive, but is not a cure.  All diabetics, no matter how healthy they may seem, are developing some level of life-limiting complications. Some develop the complications more
progressively than others.   Poor metabolism attacks the physical condition
at its weakest point. There are two different types of diabetes. Type I, "juvenile onset" or Immune Mediated (formerly Insulin Dependent) diabetes which also occurs in adults, is caused by the patent's failure to produce any or enough insulin. Type II, "adult onset" diabetics, do produce their own insulin but are slow to release insulin and are often resistant to their own insulin. Both types of diabetes are not just conditions of insufficient insulin levels, they are diseases of improper body metabolism. (The technical definition of diabetes is that it is a disease of improper metabolism). Even though the two types of diabetes have different causes, both types of diabetics suffer from the same complicatons due to their failure to properly process or metabolize food fuels.

The activation treatment addresses the metabolic problem at the cellular
level, and treats both Type I and Type II diabetics.   Insulin therapy was
introduced in 1923, and with insulin therapy, physicians have prevented their patients from quick, premature deaths, but have not corrected the metabolic dysfunction which leads to the complications of blindness, renal failure, accelerated coronary disease, cerebral vascular disease, disabling neuropathy, severe swings in glucose levels and peripheral vascular disease leading to amputation of extremities.

Perhaps unlike any other disease, diabetes adversely affects all aspects of the diabetic and his family. All aspects of life are virtually controlled by diabetes such as eating, sleeping, physical activities, sexual functions, employment, travel and the overall way that a diabetic person feels.
All aspects of these activities are dependent on the disease and require constant attention. Without activation treatments, a diabetic has no other alternative but to maintain a balance of the proper blood glucose. Because diabetes is a disease of improper metabolism, there are a whole body widespread severe basic biochemical abnormalities. The fundamental defect is the reduced ability of glucose to used as a fuel for body tissues and a corresponding increase in the use of lipids. Diabetics fail to matabolize carbohydrates, sugar or glucose and instead matabolize lipids or fats at a much higher rate than a normal person does. Activation therapy addresses this fundamental defect and allows the patient to metabolize carbohydrates and thus reduce lipid use.

ROLE OF THE COMPANY

AMSys, a private company seeking to expand and wanting to combine its technology with the meter technology and the new pump technology, exchanged its assets for stock in the Company by forming AMTech. Diabetex then, acquired AMTech in return for common shares in the Company. The exchange of shares provided the Company with the equipment, new versions of equipment, training programs, and the personnel necessary to begin opening clinics in the commercialization of Metabolic Activation.

The clinics are not owned or operated by the Company, the treatment is licensed and the equipment for providing the treatment is rented to qualified physicians, clinics or hospitals. The treating physician receives traditional fees for professional services, thereby paying the physician for his time and giving an incentive to become a Metabolic Activation provider. The clinic or hospital becomes a center of excellence, which helps to establish the other services of the facility. The Company receives a $125 per treatment day rental fee for its proprietary pump and patient follow-up services for Metabolic Activation patients, including the service of an expert on Activation being on call for any questions that may arise. The physician also receives the benefit of bringing the highest quality and newest treatments to his or her patients, as well as, the opportunity to expand the physician's practice.

The Company currently has all Clinical Operations Manuals, Equipment Manuals, Procedure Codes, Training Manuals, Billing Codes, and peer reviewed data to prove to providers the efficacy of the treatment. No further development of treatment protocols, equipment or manuals is needed to begin widespread commercial expansion.

RELATIONSHIPS IN PROVIDING EQUIPMENT AND SERVICES

The Company has used the Aoki Diabetes Research Institute
("Research Institute"), an affiliate of the University of California, Davis, as a treatment verification site, along with several other well respected university and clinic sites. The Research Institute, as a non-profit entity, is able to conduct clinical trails and work with other entities, such as the University of California, to continue conducting studies for less cost than would otherwise be required.

The Company is currently located in Sacramento, California in a shared-space arrangement with Hamilton-May, the pump company, and Hamilton-Clarke Industries. It is in these Sacramento premises, where the new pump is expected to be assembled under original equipment manufacturer (OEM) agreement. The Company has acquired a complete boxing and shipping system through its co-location with the Hamilton companies. The co-location is on a month to month rental, and was offered to the Company to help centralize the manufacture, shipping and handling facilities with the pumping company which has licensed the new pumping system to the Company. No long term agreements or leases are in effect, and the Company can re-locate at will. The proximity of the Sacramento location to the continued research and trials conducted at the University of California, and Research Institute provide coordination benefits to the Company.

Rental of the equipment for $125 per treatment day provides significant business opportunity for the Company to earn its projected significant revenues. Additional services are also anticipated.

CONVENTIONAL THERAPY COMPARED

Prior to Metabolic Activation therapy, there was no way to directly address metabolism dysfunction. Conventional treatment of diabetes attempts to control blood glucose by injecting insulin in amounts tailored to anticipate meals, exercise, blood sugar, emotional levels and a host of other variables.
 The process of maintaining the blood glucose levels within the range of a normal person is sometimes called "tight control". The best type of control is to use multiple injections or a wearable "insulin pump" which is not intravenous, and only replaces insulin shots. The Company's treatment is not related in any way to the widely used "insulin pumps" and many of the current patients are also using these pumps between treatements. Conventional "insulin pumps" or "CSII (Continuous Subcutaneous Insulin Infusion) replace injections and do not address the core problem, metabolism dysfunction.

Associated with "tight control" was the hope that such therapy will help prevent the complications of diabetes mellitus. However, while poor glucose control will result in the earlier onset of complications, "tight control" has not avoided complications. "Tight control" often leads to blood sugars that are too low, which has been shown to adversely affect neurological processes and cause loss of consciousness.

The July 1999 issue of the Journal of Clinical Endocrinology, has stated that Metabolic Activation appears to be the only treatment that results in the normalization of liver activities and metabolic activities. The published study demonstrated the ability of Metabolic Activation to stop kidney disease for over three years.

The ten year Diabetes Control and Complications Trial of the National Institute of Health or DCCT trials (which were conducted from 1983 through 1993 at a cost of $165 million), demonstrated that keeping diabetes sugar more normal helps in 50% to 75% of the people, and that confirms what physicians have known from their practices:

1.	People who don't control their blood glucose will suffer complications more rapidly than those who control their glucose better.

2.	People who have excellent control, still do not have proper metabolism, and in 50% to 75% of the time, suffer from the complications.

Diabetes is a wider problem than is realized. While being more controlled will keep many patients from early complications, they will still suffer from the effects of diabetes, and do not have normal energy or life spans. Eventually, the disease attacks the weakest part of the person. For years physicians have treated diabetes as a blood sugar problem, but that is only the result of the problem. Because diabetics cannot burn carbohydrates, the backup system of converting to, and burning lipids automatically begins to function, which is a major aspect of cardiovascular and other diseases. Restoring carbohydrate metabolism, and reducing the unusually high rate of lipid metabolism addresses this problem. By so doing, one of the many benefits is to restore the ability of the liver and muscle to both store and release glucose (as they do for the non-diabetic) and thereby automatically buffer and limit the high and low blood glucose swings of diabetics. In addition to this restored enzyme pathways activate to feed the heart, eye and other tissues both directly and indirectly through complicated hormone fuel metabolism processes.

The Company's treatment avoids the artificial restrictions of carbohydrates. More normal metabolism has been preventing long term, complications of the most severely afflicted diabetics at the University of California, Davis, and now at the other sites of activation, and, there is substantial evidence to suggest that some of the damage is reversible.

After ten years at the University of California, Davis, the treatment has shown, unlike the DCCT, to provide slowing, stopping and in some conditions, reversal of the complications of diabetes.

This procedure makes it possible for diabetics to lead near normal lifestyles through increased health and energy, decreases in average glucose levels, complete elimination of low blood sugar reactions (loss of consciousness from hypoglycemic episodes) and almost complete elimination of blood glucose fluctuation related periodic hospitalizations.

The metabolic treatment medical breakthrough has potential applications for other metabolic related conditions including hypertension, cardiovascular disease, trauma, organ transplants, and the aging process itself. These benefits derive primarily from the better metabolic condition of the patients, and apparently a host of other processes such as an increase in high density lipoproteins (HDL), and decrease in low, and very low density lipoproteins (LDL, VLDL).

CLINICAL RESULTS

Metabolic Activation therapy has been provided to patients at various locations including the University of California, Davis, where the most difficult to treat and ill patients have been successfully treated. Most of these patients have failed under state-of the-art conventional therapy, and without activation treatment these patients would have been doomed to suffer the disabling problems of diabetes. A number of years is required for Metabolic Activation to prove the continued long term effects of Activation on complications. Because of these continued patient benefits, treating physicians know that activation significantly stabilizes these patients and greatly affects the complications of diabetes. Activation is the first-ever treatment to do so. This body of information also shows that other metabolic disease states will respond, many of which are related to heart disease and stroke. Metabolic Activation is the only known therapy proven to stop the complications of diabetes, and further appears to complement almost any other form of treatment. Complete medical packages for clinical trials and results are available through the Universtiy of California, Davis, Division of Endocrinology and the Diabetes Research Institute.

CLINICAL DEVELOPMENT IMPLEMENTATION

A standardized package for setting up clinics has been developed along with all of the support and training systems necessary to deliver the treatment. Physicians or clinics will rent the devices on a per use basis, which will also provide experts by telephone for any questions, and quality assurance. Since the physician or clinic is not being asked to purchase the pump, clinics can begin with only a few patients to develop reimbursement and local awareness.

A TEN STATION CLINIC

A clinic can easily operate with ten stations or chairs. It is small enough to be easily accommodated by the average size physicians office or hospital and would use a relatively small area. It addresses a sufficiently large patient base to attract new patients to the clinic or hospital. And, it is small enough to be broadly distributed in geographical areas for the convenience of patients.

A ten chair clinic can treat a maximum of twenty people each day, five days per week equaling 100 patients per week being treated on a weekly basis, or 200 patients treated every other week. The Company's financial models assume only a five day work week and never full capacity.

The Company's marketing strategy is designed to be integrated into the existing system of health care delivery, in that most practitioners will keep their patients for their other health needs, and send them to a central clinic for activation. After being in the clinic program for a minimum of 16 weeks, the patients are eligible for activation at home using the home treatment program, and routine visits to the clinic once every quarter.

HOME TREATMENT PROGRAM

With proper training, almost any diabetic person can learn to safely and effectively receive the treatment at home, which gives much needed flexibility and saves costs. A pilot study has shown that Home Treatment is as effective as clinical treatment. To date, the Company has not undertaken a broad based program of home therapy, due to the ongoing clinical trials, and the need for reimbursement by health insurance and governmental programs.

It was originally assumed that patients would resist weekly visits to the clinic, but such has not been the case. Patients feel so much better, and can validate their newly restored carbohydrate metabolism while relaxing for 6 to 7 hours. Thus, those persons who are not able to be easily activated at home, can continue to have clinical treatments as have many at the University of California who have been treated for over a period between eight (8) and five
(5) years.

NON-INVASIVE MEASURING EQUIPMENT

The Company has acquired the exclusive license for non-invasive technologies and expects to complete the work on these products using its own employees and consultants. The products include the following: a) blood glucose meter - a meter to read the blood levels of glucose of a diabetic; b) a glycosolated hemoglobin A1C meter - a meter which is used to determine the average blood sugar levels of a diabetic over a period of a few weeks; and c) a non-invasive hypoglycemic/hyperglycemic warning device- a device which will warn the patient of glucose levels which are too high or low.

These devices are all based upon technology developed by the Licensor, consisting of 44 patents with a master list of the patents supplied. Prototype designs of the blood glucose meter and hemoglobin A1C meter have been built and are under further development. As to the hypoglycemic warning device the Company has only developed the initial engineering concept and schematic design. Furthermore, the Company is negotiating with an engineering firm to build the first prototype at a cost of approximately $24,000. The Company has not applied to the FDA and does not intend to submit an application for approval until the production prototype has been built and properly tested. This procedure is anticipated to occur over the next
12 months; however, there is no assurance that the concept will work and there is no budget to bring this device to production until the prototype under development is successfully tested.

The Company anticipates a cost of $500,000 to complete the production models of its current prototypes that have been contracted for with United Productions in New Jersey. The timetable to complete the building and testing process for the Hemoglobin A1C and Glucose measuring devices is six to nine months. The Company is subcontracting these projects and therefore, does not anticipate any increase in its workforce for this area. After completion and FDA approval, the Company will expand its sales and marketing workforce.

Furthermore, the Company has assembled a group of doctors and engineers in this area. These professionals are as follows:

1.) Dr. Thomas Aoki, M.D. Medical Director, currently with the Company, and the Diabetes Research Institute, affiliate of the University of California, Davis
2.) Dr. Sami Hashim, M.D. head of the metabolism department at St. Luke's
    Hospital Roosevelt Hospital NYC, an affiliate of Columbia University.
3.) Dr. Anatoli Tsaliovich, P.H.D.  Technical Staff (N.J.).
4.) David Walsh owner of United Productions (N.J.).
5.) John Schunuer owner of PE Engineering (Ohio).
6.) Tom Clemens, consulting engineer, (Wisconsin)

Dr. Aoki continues to lead the AMTech clinical treatment division of the Company (see video from Channel 3 News Sacramento titled
"Defeating Diabetes").

Dr. Hashim continues to conduct and lead clinical trials division of testing the non-invasive devices at St. Luke's Hospital in New York City.

Dr. Anatoli Tsaliovich is currently overseeing the engineering necessary to build the production models of the non-invasive devices being tested at St. Luke's Hospital and is also overseeing the work at United Productions.

David Walsh, who owns United Productions, is currently developing the final production models of the current prototype devices. Mr. Walsh was, for 15 years, at Johnson & Johnson before starting his own device manufacturing company.

John Schnuer is a radio frequency engineering specialist. He has been an ongoing subcontractor of the Company and has vastly improved the probe device for the non-invasive meters as well as refined the concept design for the new Hypoglycemic/Hyperglycemic Warning Device. He works under Dr. Anatoli Tsaliovich's direction.

Tom Clemens was involved in the first glucometer and Miles Biostator, and has experience in on line and off-line continuous glucose monitoring. Mr. Clemens is known as the father of glucose monitoring, and made the first ever glucose meter. Mr. Clemens has a Masters Degree in electrical engineering, and has filed and procured over 30 US patents.

B.)   Metabolic Activation Equipment and Services.    Prior to the
acquisition of AMTech, (which was formed for the sale of the diabetes related assets to Diabetex), the Activation treatments were being provided by clinics and hospitals, renting pumping equipment from AMSys, in California, Texas, Kansas and Mass.


(B) 1.	   The principal product of the Company is a system for patented treatments for diabetic patients called Metabolic Activation and equipment which delivers such treatment. In the future, after completion of a commercially viable unit development and regulatory approval, the Company intends to market devices that detect blood glucose an A1-C levels non-invasively and a proprietary pump to deliver insulin and insulin related products.

The treatment takes place in a clinic the first time for two days and is followed by treatments once every week to perhaps once every two weeks, depending upon the patient. As the treatments are customized for each patient, the interval between treatments will vary.

The patients come into the clinic for the first phase of treatments lasting at least 16 weeks, and then may be eligible for home treatment, depending upon the availability of equipment and the abilities of the patient. Three treatments are given on a treatment day, with the patient sitting in a recliner or chair and being "hooked up" (infused) for one hour, and then disconnected for two hours. During the treatments, carbohydrates and intravenous insulin are administered using the Company's computer control pump treatment device. After a minimum of 16 weeks, the home pump (which is the same as the clinic pump) may be used. Currently, home activations are being conducted as part of ongoing clinical trials, and they have progressed as expected, with no apparent difference from clinic activation.
It is suggested that four times a year, home treatment patients come in for treatment and metabolic measurement in the clinic.

The patient's body metabolism changes during the first 16 weeks of treatments. The changes monitored using a standard and proven test for measuring body-wide metabolism, also known as "MMC" or Metabolic Measurement Chart. The MMC device measures oxygen consumption and carbon dioxide production on a breath-by-breath basis, and records for the first time. This procedure allows the patient to be able to properly metabolize carbohydrates instead of metabolizing too many lipids. Such measurement is not needed to deliver treatments at home.
The MMC is used initially to deter the dose for that patient, and to show the metabolic activation changes. The result of the treatments is that the liver, and thereby the whole body, achieves the regaining of true non-diabetic-like metabolism.

There will be three phases of treatment, the first: the in-clinic treatment, the second: self-administering at home, and the third: the use of the Hamilton-May computerized wearable automatically monitoring treatment pump which will deliver the treatment every day, instead of once per week. Implantable devices may be an optional way to administer the treatments, but due to the frequency of being treated, it is anticipated that only some patients will want an implanted device.

During the first 16 weeks, the patient's body composition changes, requiring
adjustment in the treatment program.   After the initial phase, the
treatment dosing does not change significantly, and the patients are able to make any necessary adjustment. During the first phase, in clinic, the patient receives a thorough education about diabetes in general and specifically in the new means of treatments. In the final weeks of this phase, the patient will be taught to self-administer the Company's treatment at home, and will practice self-administering in the final clinic treatment sessions.


(B)  2.   The American Diabetes Association ("ADA") has stated that over 16 million Americans currently have diabetes with nearly 100 billion dollars
spent on the treatment of the disease in the United States alone.   The
Company's initial market targets the 15% of all diabetics on insulin, who are classified as "brittle," and a much larger number of acutely ill diabetics. The diabetic market is so large that the projected demand of the initial "brittle" and "ill" market in the USA alone is 1,300,000 patients. The true market is any diabetic or person with a life-shortening metabolic disease.

The patients who will receive first priority for treatments are the patients for whom conventional insulin therapy is largely ineffectual. These people are chronically ill and need the life changing benefits of the Company's activation treatment. These patients quickly respond to the treatments, and the changes are easily recognized. Acute care patients include diabetics who are very "brittle" (severe difficulty with blood glucose), pregnant, and some who are of preschool age. The market also includes the millions of people with Type II (adult onset) diabetes, including those who currently do not take insulin and are on oral agents. The expectation is that Hepatic Activation will become the standard of treatment for all patients who seek to avoid the complications of diabetes.


MARKET STRATEGY


The strategy of the Company is to address the disease of diabetes initially. The world market in diabetes is very huge, costing the United States alone over $27 Billion per year.

There are 23 Million diagnosed diabetics in the world and the number is increasing 2% percent each year.


(B) 3. The Company has developed the following to meet the needs of the diabetic markets as follows:

A. The Company will expand its relationships with leading physicians, publish more data from past and ongoing studies; help physicians to start delivering treatment in their current clinical settings, and then expand into additional treatment centers for that area. Initial advertising will be started in the diabetes related magazines and other periodicals which are directed to diabetic patients and healthcare providers.

B. The Company will sell the disposables and kits, and rent infusion equipment to users. Because of the co-location of the Company in Sacramento with a distribution pump company, sales will be made either to the clinics or directly to the patients at home. After a center is operating properly, the home activation system will commence, whereby the patients who activate at home will be monitored by telephone, and come in for quarterly checkup activations in the clinics.

C. The Company in conjunction with Dr. Aoki, will continue to expand the research and development of the technology into the treatment of other diseases of improper metabolism such as hypertension, heart disease, trauma care, organ transplants, elevated blood lipids and aging. This research and development effort continues to be one of the most important forms of marketing and expansion of acceptance through peer review journals.


(B) 4. There is no direct competition for this therapy. The only issue is the perceived competition of "tight control" or other claims of progress often found in the media, but which never seems to get past the initial announcement of "promising preliminary results". The only current competition is aggressive conventional treatment, which was shown in the DCCT ten year study to be effective in 50% to 75% of patients, with arguable long term complications in every event. With all therapies currently known in development, (except for gene replacement therapy, which actually repalces the islet cells in the pancreas), and if all these therapies were to become available, they would still need the normalization of metabolism provided by Activation, since non of the currently known therapies stimulate the liver into the production of the array of enzymes the human body needs to function properly.


(B)  5.   The Company's products are manufactured by outside companies under contract for OEM production. In addition, the Company's glucose meter is expected to be manufactured by United Production or some other manufacturer, and the Company's pumping devices manufactured to be modified for fitting to the Company's current pump, which was made by Bionica under contract to AMSys.
The agreements between the Company and Advanced Metabolic Systems, Inc., and Hamilton-May Corporation are referenced for additional detail.


(B)   6.   The Company's consumer base is over ten million individuals, so large that it does not rely on a few major customers, or even any one subset of customers but on a broad based marketing and advertising program directly to consumers.


(B)   7.  The Company owns the following licenses :

a.)   An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the FDA.


b.)   An exclusive license to exploit and market a patented
treatment for diabetes patients known as Metabolic activation. (This is also
known as Hepatic activation or "CIIIT").   Metabolic activation has met all FDA
requirements for use on human patients, with the device currently in use being approved under 510K number K875316 and other approval numbers.

c.)   When a commercially viable unit is available, an exclusive worldwide license to exploit, manufacture and market a proprietary pump and in-line measurement system for delivery of insulin and insulin-related products.


(B) 8. As has been stated the Company owns the following licenses and does require a license or approval form a governmental agency at this time:

a.)   An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the Food and Drug Administration.


b.)   An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic activation. (This is also known as
Hepatic activation or CIIIT).   Metabolic activation has met all Food and
Drug Administration requirements for use on human patients.


(B)    9. At the present time the Company has five (5) full time employees.


(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 2. Management's Decisions and Analysis or Plan of Operations:

	Plan of Operation:
	The Company is a developmental stage company. The Company consists of three key divisions with intellectual properties: non-invasive monitoring devices for diabetics, the Metabolic Activation treatment division,and the equipment division to manufacture on OEM basis the Metabolic Activation treatment pumps. In connection with the first division, the Company is currently developing a Hypoglycemic and/or Hyperglycemic Warning device and has completed the engineering phase. With regard to the second division, the Company has successfully built and tested its non-invasive monitoring devices for diabetics.  Currently, these devices are being transferred from
working-prototypes to miniaturized models.   Upon approval from the Food and
Drug Administration ("FDA"), the miniaturized models will then be marketed
and a major marketing and advertising campaign shall commence.   It should be
noted that the final clinical trials will be conducted under the supervision of Dr. Sami Hasim at St. Luke's Roosevelt Medical Center in New York, NY. Pevious developmentally successful clinical trials were conducted at Loma Linda Diabetex Center and Innovative Health Care under the direction of Dr. Ivan Goldsmith.

The current cash position of the Company as of September 30, 1999 was $40,545. The Company currently has sufficient funds for operations for the next 12 months.

As has been stated earlier, the Company has recently hired Dr. Aoki as one of its key employees. Dr. Aoki is one of the leading authorities on diabetes and is one of the directors of the The Aoki Diabetes Institute at University of California, at Davis, CA.

With the acquisitions of the stated technologies, and the relationship's the Company has developed, the Company believes that it has positioned itself properly to deliver the most effective instruments and treatments available to diabetic people, and will extend these technologies into other disease states related to metabolism. The Company believes that these various products will allow the Company to properly augment as well as directly compete with the small to medium diabetic-supply companies.

The Company commenced receiving revenues in July 1999. Revenues for the first quarter were insignificant and approximately $20,000 per month. Revenues from the Metabolic Activation treatment and device rentals should
increase commencing  March 2000.    The Company expects to begin receiving
revenues of approximately $55,700 in May 2000, and increasing to significant
revenues thereafter.   The increase in revenues is based upon the newly
released information on the effects of the treatment, and the reimbursement of the treatment due to its demonstrated ability to affect all diabetic patients. The Company is now supporting Patients'Rights to demand reimbursement from various medical insurers. The Company has used the outside consulting services of AMSys corporation to help develop billing, reimbursement and physician practice management tools. AMSys, independently continues to operate in Connecticut, with the sole business of billing and practice management consulting. All other operations, assets and intellectual property rights, except the right to use data for its practice management business, has been acquired by the Company and moved to California. The Company expects to open administrative offices in New York and acquire additional management.

Furthermore, FDA approval for the first non-invasive metering device and the new pumping system are expected to be sought in the year 2000, or as late as early 2001.

Except as to recruitment of new management to augment the current team, and approximately $500,000 as stated earlier in the section entitled NON-INVASIVE MEASURING EQUIPMENT,no significant increases are expected within the next twelve months. The additional development costs are set forth in the status sections of the product types. The Company will be required to obtain additional capital for the completion of these operations, and succeed with its initial business plans.

Furthermore, the Company is exploring possible methods of financing, including loans, secondary offering of security and private placement.

The new Hamilton-May pump will be designed by the Company, and submitted for manufacture by others, as "Original Equipment Manufacturing" or OEM. While the design and intellectual properties will remain the property of the Company, it is not anticipated that the Company will manufacture any products for the immediate future of two (2) years. Production is expected to commence when the final prototype designs are built and tested.

The Company is currently investigating various investment banking firms to seek out possible strategic alliances and merger candidates. The Company further believes that with the assistance of an investment banking firm, the Company would resolve any additional financing requirements the Company may interface with to meet its business objectives in the near future.

Item 3.  DESCRIPTION OF PROPERTY:

(A) The Company does not own any real property. All of its equipment is in good working order. Its principal location at 7321 Roseville Road, Sacramento, CA 95842 is rented. The building is a 37,000 square foot combination manufacturing, electronic development, warehouse and office facility. The Company co-habits with Hamilton May Corporation and AMTech.

The property where the Company is located is near the site of the continued clinical trials where additional information on activation is being developed, and where there is sufficient space for the inspection and packaging of the devices to be made by the OEM suppliers. The property is on a month to month basis whereby the cost of the facilities is borne by the equipment suppliers. No contracts exist requiring the Company to use any particular manufacturing supplier or facilities. The only facilities being shared are the facilities of Hamilton-May which is engaged in the final development of the production design criteria.

(B) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(A)    Security ownership of certain beneficial owners.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

(1)                   (2)                   (3)                  (4)
-------------  ---------------     ------------------   -----------------
Title             NAME AND             AMOUNT AND              PERCENT OF
of Class      ADDRESS OF BENEFICIAL  NATURE OF BENEFICIAL      CLASS
                    OWNER                  OWNER
Common Voting  Henry Cartwright         2,000,000              15.5%
               13 Dovetail
               Henderson, NV   89014     Individual
------------- ---------------------- --------------------- --------------
Common Voting  Advanced Metabolic       1,232,261               9.50%
               Systems, Inc.
               Attn: Richard Sandberg
               8776 Killdee
               Orangevale, CA  95662     Corporation
-------------- ---------------------- --------------------- -------------
Common Voting  Dominion Investment Ltd.
               Attn: Martin Tremblay      1,021,070               7.9%
               Bahamas Financial Center
               P.O.Box Box SS-6827
               Nassau, Bahamas           Corporation
------------  ------------------------ ------------------  ---------------


                        (B)	SECURITY OWNERSHIP OF MANAGEMENT


(1)               (2)                        (3)                 (4)
------------ ----------------------  --------------------  --------------
Title of       Name and                   Amount and         Percent of
Class       Address of Beneficial      Nature of Beneficial  Class
                 Owner                      Owner
----------- ----------------------   ---------------------  --------------
CommonVoting Philip R. Blomquist,        50,000                .004%
             7321 Roseville Road      President, Secretary
             Sacramento, CA  95842    and Sole Director
----------- -----------------------  ---------------------- --------------
Common Voting Floyd Ault as Trustee      80,000               .006%
              for the Ault Trust      Treasurer
              7321 Roseville Road
              Sacramento, CA  95842
----------  ------------------------ --------------------- ---------------

C) There are no arrangements that would result in a change of control of the Company.


Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


(A) The following are the Directors and Executive Officers of the Company:


Phillip R. Blomquist, age 69, President and Secretary for a term of office of 2 years commencing on January 4, 1999 and Sole Director. Prior to his association with the Company, Mr. Blomquist was involved in a number of venture capital situations from real estate development and construction to automotive sales, leasing and rental. From 1967 to 1973, Mr. Blomquist served as Salt Lake County Commissioner for Salt Lake City, Utah. As Salt Lake County Commissioner, he was responsible for the construction of the Salt Palace, a large convention center and sports arena. He was also responsible for the Salt Lake County Hospital and served on the Salt Lake County Board of Health. He administered all governmental medical services dispensed in the County. Under his direction, medical services for the indigent and elderly were expanded substantially and new programs were implemented.

Floyd Ault, age 79, Treasurer, term of office 2 years, began serving January 4, 1999. Prior to his association with the Company, Mr. Ault was a registered
nurse.   For the past ten years, Mr. Ault has served as a medical consultant.

Thomas T. Aoki, M.D., age 59, President of Advanced Metabolic Technologies, Inc. (Company's wholly owned subsidiary). Dr. Aoki is the original patent holder of the Metabolic Activation. Prior to his association with the Company, is Professor of Medicine and Chief of the Division of Endocrinology at the University of California, Davis, Medical Center (Sacramento). He obtained his M.D. degree from Yale University in 1965 and that year received the Moseby Award for Scholastic Excellence. Dr. Aoki has served as a member of numerous professional organizations and committees in diabetes,
endocrinology and metabolism.   From 1972 to 1994, he was as a Senior
Investigator of the Research Division at the Joslin Diabetes Research Center and from 1982 to 1984 served as the Head of the Metabolism Section. Dr. Aoki is an internationally recognized expert in the field of hormone-fuel metabolism and diabetes.

Dr. Aoki responsibilities will include ensuring that all products and systems developed fully meet the technical, scientific, and medical requirements for delivering the Advanced Metabolic Technologies diabetes treatment. He is uniquely qualified to integrate the requirements of the Advanced Metabolic Technologies technology with the needs of health care providers and the need of patients. His participation will expedite product development and enable the company to develop market readiness, and market dominance. He has had 89 professional papers, 71 abstracts, and 21 reviews published and has contributed various chapters to 9 medical books.

There are no key employees at this time other than those serving in the official capacities above.

(B) There are no family relationships among any of the directors, executive officers, or any person nominated or chosen to be a director or executive officer.

(C) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.

2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

Item 6. EXECUTIVE COMPENSATION

---------------------------------------------------------------------------
                 SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------
                                                  Long Term Compensation
-----------------------    -------------------- ---------------------------
                           Annual Compensation      Awards  Pay-Outs
-------  ------  -----  -------- ----- ---------- ---------- -------- -------
(a)       (b)     (c)    (d)     (e)     (f)        (g)        (h)       (i)
------  ------  ------- -------- ----- ----------  --------- -------- -------
Name and YEAR  SALARY    BONUS  OTHER  RESTRICTED SECURITIES
Principle                       ANNUAL STOCK      UNDERLYING  LTIP   ALL OTHER
Position                       COMP.   AWARDS     OPTIONS/           PAYOUTS
                 $        $     $                  SAR'S               $
------- ------ ------- ------  ------ -------    --------- -------  ---------
Pres./
Sec.      1999    -0-    -0-   none               none       none     -0-
Philip
Blomquist

------ ------ ------- ------- ------- -------    --------- -------- ---------
Treasurer
Floyd    1999  -0-       -0-   none                none       none     -0-
Ault
-----  ------ ------ -------- ------- -------    -------- --------- ---------


The officers and directors of the Company have served without compensation other than the shares of restricted stock issued above.


Item 7. Certain Relationships and Related Transactions

(A) There have been no transactions or proposed transactions to which the Company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest.

(B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including money, shares, property, assets, contracts or options of any kind.

(C) The Company has not granted any material underwriting discounts or commissions upon the sale of securities to any party who was or is to be a principal underwriter or is controlling person or member of a firm that was to be a principal underwriter.

(D) There have been no transactions either to purchase or sell assets of the Company extraordinary to the normal business operations of the Company.

Item 8.  Description of Securities

1. The Company is offering common equity shares with no dividend or preemption rights and voting rights of one vote per share.

The Board of Directors of the Company may from time to time delcare, and the Company may pay, dividends on its outstanding shares in the manner and upon the terms and conditions set forth by law and its Articles of Incorporation. The Company to date has not declared any dividends.

(A) The Company has no debt securities.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder's Matters

The Company's stock is being traded on the NASD OTC Bulletin Board since December 30, 1998. The following represents the high and low prices for each
quarter therefrom.   As of September 30, 1999, the Company had 248 record
holders of its Common Stock.

                      High/Low Performance by Quarter


--------------  --------------  -----------  ---------- -------------
  (1)             (2)            (3)            (4)         (5)
-------------- ---------------  -----------  ----------  ------------
Quarter                           March         June     September
Quarter Ending                    1999          1999      1999
High                             13.50         22.50       15.00
-------------- --------------   -----------  ----------  ------------
Low                              12.75        22.00        13
-------------- --------------   -----------  ----------  ------------

Item 2. LEGAL PROCEEDINGS

There are no legal proceedings, judicial or administrative, pending against the Company.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Jones, Jensen & Company ("Jones") were previously the principal accountants
of Diabetex International Corp. (formerly Sheridan Industries).   On February
1, 1999, the Board of Directors approved the engagement of the firm of
Crouch, Bierwolf & Chisholm ("Crouch") to replace Jones, which change was made at the election of the new Board of Directors of the Company.  In connection with the audit of the previous fiscal years ended December 31,
1996,and throught the subsequent interim period throught the effective date of their replacement, there were no disagreements with Jones on any matter of accounting principal or practices, financial statement disclosure or auditing scope or auditing scope or procedures.  These disagreements, if any, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.
Furthermore, said firm has not advised the registrant of any reportable events.
The accountant's report of Jones on the financial statements of the Company as of and for the year ended December 31, 1996 did not contain any adverse opinion or disclaimer, nor were they qualified as to the uncertainty, audit scope or accounting principles except as to the issue of a going concern.


Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

On January 4, 1999, the Company filed a Form D Notice of Sale of Securities
Pursuant to Regulation D with the Securities and Exchange Commission under
Rule 504 adopted under the Securities Act of 1933 (the "Act") as amended.
The securities sold were common shares and the aggregate dollars raised were
$100,000 to two accredited investors, Colonial National, Ltd. and  Hamilton,
Ltd.    No officer, director or affiliate received any payment from these funds.

On January 4, 1999 through January 15, 1999, the Company sold 950,000 common
shares at an offering price of $.05 per share.   All sales were made pursuant
to an exemption under Rule 506 of Regulation D adopted under the Act as
amended.   Investors received information required by Rule 506 of Regulation
D the Act and other requirements of Regulation D were met.  The shares were issued to investors as follows:



           SHARES ISSUED

----------------------------------------   --------------------------
               (1)                                 (2)
----------------------------------------   --------------------------
NAMES OF PURCHASERS                         NUMBER OF SHARES PURCHASED
Ingrid P. Abbey                                  41,000
Anne Ainsworth                                    5,000
Betty and Darl Atlman                             1,000
Craig E. Anderson                                 1,000
Mary Lou Anderson                                 1,000
B&A Trading                                      11,000
Eliot Bauer                                       4,000
Shawn Burke                                       3,500
Deverlee Bradin                                  10,000
Jennifer Burke                                    3,500
Margaret Sue Carmen                                 500
Dana Cartwright                                  20,000
Terry Cartwright                                  4,000
Terry Cartwright                                 16,000
Richard A Chudley                                19,200
Arlene Churchill                                  5,000
James Drake                                      11,000
Gurinder S Garcha                                 1,000
Theodore Georgoff                                   500
Tim J. Gephardt                                   5,000
GLS Property Management                          10,000
Robert E. Gomer                                   1,000
Walter Grady                                        500
Richard Hooton                                   15,000
JMT3T Holdings                                      500
Ajit Khanuja                                      1,000
Ajit Khanuja                                      1,000
Benjamin Kirach                                  14,000
Godel Kirschenbaum                               14,000
Paul Kramer                                       1,200
Hans Liebig                                       5,000
Elayne Fanney                                     1,000
Robert Klorman                                      400
Blake Kenneth Taylor                              5,500
Angel S. Luca                                     1,000
Patricia McKone                                  16,000
Spencer McOscar                                  40,000
Henry Merce, Jr.                                  5,000
Louis Meyers                                      5,000
Mark Montefiore                                  10,000
James Nunn                                       11,000
John Parnes                                       6,000
Carol Pfeifer                                    70,000
Robert Pfeifer                                   50,000
Micael Pizza                                      5,000
Kerm Rudolph                                     40,000
Beverlee Robinson                                 5,000
Thomas Rudolph                                    5,000
Stephen Rudolph                                   4,000
John Sampson                                      8,500
Kenneth Schatz                                   37,500
Sandra Smith Trust                                3,000
Taylor Press Products Co                          1,000
Thomas Taylor                                    28,500
Edward Taylor                                    12,500
John Unger                                        5,000
Blaine Wagner                                     2,500
David Wagner                                      2,000
John Walker                                      12,500
Lancer Weinrich, Sr.                              1,000
Robert Wiley                                     90,000
Irvin Wisniewski                                    500
Holdon-Russel Wood                                1,600


Item 5. INDEMNIFICATION OF DIRECTORS, OFFICERS

As the Board of Directors may from time to time provide in the By-Laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Nevada.